EXHIBIT 21.1

SUBSIDIARIES OF KEYSTONE AUTOMOTIVE OPERATIONS, INC.

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Keystone Automotive Operations of Canada, Inc.	Delaware

Keystone Automotive Operations Midwest, Inc.	Delaware

Key Comp, Inc.	Pennsylvania

A&A Auto Parts Stores, Inc.	Pennsylvania

Keystone Automotive Distributors Company LLC	Delaware

American Specialty Equipment Corp.	New York

KAO Management Services, Inc. (f/k/a KAO Management Services, Inc.)	Nevada

Driverfx.com, Inc.	Delaware

Arrow Speed Acquisition Corp.	Delaware

Keystone Automotive Operations (India) PVT LTD	India